Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-3 Nos. 333-183327, and 333- 207306, and Form S-8 No. 333-173647) of our report dated October 15, 2019, relating to the consolidated financial statements of Samson Oil and Gas Limited, appearing in this Annual Report (Form 10-K) for the year ended June 30, 2019.

Our report dated October 15, 2019 contains an explanatory paragraph that states that the Company is in violation of its debt covenants, incurred a net loss from operations, has cash outflows from operations, and its current liabilities exceed its current assets as of and for the year ended June 30, 2019. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moss Adams LLP

Denver, CO

October 15, 2019